FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 27, 2015

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 4250708

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Index

1.	Press release dated August 27, 2015 – CELLCOM ISRAEL LTD. ANNOUNCES PRELIMINARY REVIEW OF POSSIBILITY TO PURCHASE GOLAN TELECOM

ITEM 1

CELLCOM ISRAEL LTD. ANNOUNCES PRELIMINARY REVIEW OF POSSIBILITY TO PURCHASE GOLAN TELECOM

Netanya, Israel – August 27, 2015 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that although the company is not required to report this information, the Company's controlling shareholder will report this information under its Israeli reporting obligations and therefore the Company is publishing this press release regarding its intention to review the possible purchase of holdings in, or assets of, Golan Telecom Ltd., or Golan Telecom, an Israeli mobile network operator and competitor of the Company, following an invitation by Bank Rothschild, representing Golan Telecom's shareholders. There is no assurance that the Company will make an offer to purchase Golan Telecom nor as to the execution of such a sale. Finally, the Company can provide no assurances as to the impact of this sale, and any potential sale of holdings in, or assets of, Golan, on the parties' agreements or the competitive environment in the market.

For additional details regarding the Company's agreements with Golan Telecom Ltd. and the competitive environment in which we operate see the Company's most recent annual report for the year ended December 31, 2014 on Form 20-F, filed on March 16, 2015, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business –"We face intense competition in all aspects of our business" and "Item 4. Information on the Company – B. Business Overview – Network and Technology - Network and Cell Sites Sharing Agreements", "Competition – Cellular" and "Government Regulation – Network Sharing" and "- Additional MNOs" and the Company's current report regarding the Company's results of operations in the second quarter of 2015, on form 6-K, dated May 14, 2015 under "Other Developments During the First Quarter of 2015 and Subsequent to the End of the Reporting Period – Network Sharing Agreements".

Forward-looking statements

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the possible purchase of Golan Telecom are subject to uncertainties and assumptions about market conditions and their effect on the participants, the Company's Board of Director's discretion whether to make an offer and execute an agreement, the results of negotiations if conducted and the parties ability to reach an agreement, the results of other offers, if made and negotiations, if carried out, the receipt of the regulators' approvals to a sale of Golan Telecom and the impact of such a sale on the market, which could differ materially from the current estimate. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.848 million subscribers (as at June 30, 2015) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad, additional services in the areas of music, video, mobile office etc. and most recently - also television over the internet service in Israel, based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 Generation and HSPA 3.5 Generation networks enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://www.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	August 27, 2015	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary